EXHIBIT 21.1

List of subsidiaries

•	Emtec Infrastructure Services Corporation

•	Emtec, Inc.

•	Emtec Viasub, LLC

•	Emtec Global Services, LLC

•	Emtec Infrastructure Services Canada Corporation

•	KOAN-IT (US) Corp.

•	Emtec Federal, Inc.

•	Secure Data, Inc.

•	Gnuco, LLC

•	Dinero Solutions, LLC

•	eBusiness Application Solutions, Inc.

•	Luceo, Inc.

•	Aveeva, Inc.

•	Emtec Services Mauritius

•	Covelix, Inc.

•	Emtec Software India., Private Limited

•	Covelix Technologies Private, Limited